UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
MetaWorks Platforms Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
23131W103
(CUSIP Number)
March 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_]  Rule 13d-1(b)

 [X]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of
Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.
23131W103

1
Names of Reporting Persons

Riaz Mamdani
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only

4
Citizenship or Place of Organization

Canada
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power

  0

6
  Shared Voting Power

  9,645,5541

7
  Sole Dispositive Power

  0

8
  Shared Dispositive Power

  9,645,5541
9
Aggregate Amount Beneficially Owned by Each Reporting Person

9,645,5541
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

9.9%
12
Type of Reporting Person (See Instructions)

IN

1. Consists of (a) 1,486,153 shares held directly by Strategic Financial Corp., (b) 238,400 shares held directly by Riaz Mamdani, (c) 2,421,001 warrants, exercisable within 60 days of March 31, 2023 held directly by SEGUS Holdings Ltd., and (d), 5,500,000 shares held directly by SEGUS Holdings Ltd. Mr.
Riaz Mamdani beneficially owns, controls and is the director of SEGUS Holdings Ltd., and Strategic
Financial Corp.

SCHEDULE 13G
CUSIP No.
23131W103

1
Names of Reporting Persons

Strategic Financial Corp.
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only

4
Citizenship or Place of Organization

Canada
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power

  0

6
  Shared Voting Power

  9,645,5541

7
  Sole Dispositive Power

  0

8
  Shared Dispositive Power

  9,645,5541
9
Aggregate Amount Beneficially Owned by Each Reporting Person

9,645,5541
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

9.9%
12
Type of Reporting Person (See Instructions)

CO
1. Consists of (a) 1,486,153 shares held directly by Strategic Financial Corp., (b) 238,400 shares held directly by Riaz Mamdani, (c) 2,421,001 warrants, exercisable within 60 days of March 31, 2023 held directly by SEGUS Holdings Ltd., and (d), 5,500,000 shares held directly by SEGUS Holdings Ltd. Mr.
Riaz Mamdani beneficially owns, controls and is the director of SEGUS Holdings Ltd., and Strategic
Financial Corp.

SCHEDULE 13G
CUSIP No.
23131W103

1
Names of Reporting Persons

SEGUS Holdings Ltd.
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only

4
Citizenship or Place of Organization

Delaware
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power

  0

6
  Shared Voting Power

  9,645,5541

7
  Sole Dispositive Power

  0

8
  Shared Dispositive Power

  9,645,5541
9
Aggregate Amount Beneficially Owned by Each Reporting Person

9,645,5541
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

9.9%
12
Type of Reporting Person (See Instructions)

CO
1. Consists of (a) 1,486,153 shares held directly by Strategic Financial Corp., (b) 238,400 shares held directly by Riaz Mamdani, (c) 2,421,001 warrants, exercisable within 60 days of March 31, 2023 held directly by SEGUS Holdings Ltd., and (d), 5,500,000 shares held directly by SEGUS Holdings Ltd. Mr.
Riaz Mamdani beneficially owns, controls and is the director of SEGUS Holdings Ltd., and Strategic
Financial Corp.

Item 1.
(a) Name of Issuer: MetaWorks Platforms, Inc.
(b) Address of Issuer?s Principal Executive Offices:
3250 Oakland Hills Court
Fairfield, California
94534
Item 2.
(a) Name of Person Filing:
This Schedule 13G is being filed jointly by (i) Riaz Mamdani, (ii) Strategic Financial Corp. (?SFC?), a company organized and existing under the laws of Alberta, Canada, and (iii) SEGUS Holdings Ltd. (?SEGUS?), a company organized and existing under the laws of Delaware (each a ?Reporting Person?).
SFC and SEGUS are beneficially owned and controlled by Mr. Mamdani. Mr. Mamdani is the sole director of
SFC and SEGUS.
(b) Address of Principal Business Office or, if None, Residence:
Riaz Mamdani
2211 7 Street SW
Calgary, Alberta, Canada
T2T 2X3
SFC
Principal Business Office:
400, 630 8 Ave SW
Calgary, Alberta, Canada
T2P 1G6
SEGUS
Principal Business Office:
400, 630 8 Ave SW
Calgary, Alberta, Canada
T2P 1G6
(c) Citizenship:
Riaz Mamdani is a Canadian Citizen
SFC is organized under the laws of Alberta, Canada.
SEGUS is a Delaware Corporation
(d) Title and Class of Securities: Common Stock
(e) CUSIP No.: 23131W103
Item 3.  If this statement is filed pursuant to ?? 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [_] Broker or dealer registered under Section 15 of the Act;
(b) [_] Bank as defined in Section 3(a)(6) of the Act;
(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
____
Item 4. Ownership
Riaz Mamdani has the ability to direct share voting and dispositive power over SFC and SEGUS. Mr. Mamdani is the ultimate beneficial owner of SFC and SEGUS.
(a) Amount Beneficially Owned:
 9,645,5541
(b) Percent of Class:
 9.9%
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote:
  0
(ii) Shared power to vote or to direct the vote:
9,645,5541
(iii) Sole power to dispose or to direct the disposition of:
0
(iv) Shared power to dispose or to direct the disposition of:
9,645,5541

1. Consists of (a) 1,486,153 shares held directly by Strategic Financial Corp., (b) 238,400 shares held directly by
Riaz Mamdani, (c) 2,421,001 warrants, exercisable within 60 days of March 31, 2023 held directly by SEGUS
Holdings Ltd., and (d), 5,500,000 shares held directly by SEGUS Holdings Ltd. Mr. Riaz Mamdani beneficially owns, controls and is the director of SEGUS Holdings Ltd. and Strategic Financial Corp.

Mr. Mamdani disclaims beneficial ownership of the shares held by SFC and SEGUS, and the inclusion of such shares in this Schedule 13G, as amended, shall not be deemed to be an admission of beneficial ownership of the reported shares.

This Schedule 13G is being filed jointly by Riaz Mamdani, Strategic Financial Corp., and SEGUS Holdings Ltd.
The Reporting Persons have signed a joint filing agreement pursuant to Rule 13d-1(k) under the Securities
Exchange Act of 1934, as amended, which is filed as Exhibit 1 hereto.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased
to be the beneficial owner of more than five percent of the class of securities, check the following [    ].
Item 6. Ownership of more than Five Percent on Behalf of Another Person.
Not applicable
Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not applicable
Item 8. Identification and classification of members of the group.
Not applicable
Item 9. Notice of Dissolution of Group.
Not applicable
Item 10. Certifications.
By signing below the Reporting Persons certify that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?240.14a-11.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  April 18, 2023

/s/ Riaz Mamdani
Riaz Mamdani

STRATEGIC FINANCIAL CORP.

By: /s/ Riaz Mamdani
Name: Riaz Mamdani
Title: Director

SEGUS HOLDINGS LTD.

By: /s/ Riaz Mamdani
Name: Riaz Mamdani
Title: Director
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18
U.S.C. 1001).